Entourage Mining Ltd.
An Emerald and Precious Metal Exploration Company
Suite 212-525 Seymour Street Vancouver BC V6B 2N7
OTCBB:ETGMF

May 18, 2004

Entourage Mining Ltd. reports that the Company’s new slate of directors was approved at the Company’s Annual General Meeting, held in Vancouver, British Columbia on April 29th, 2004. Messrs. John Poloni, P.Geo. and Greg Kennedy were re-elected to the Board. Mssrs. Ernest Peters and Robin Forshaw elected not to run for re-election and have retired from the Company. The Board would like to extend its thanks to both gentlemen for their contributions and would like to wish them both success in their future endeavors.

At the meeting, Mr. Greg Kennedy was elected President of the Company and will relinquish his duties as secretary.

The Board of Directors would like to welcome the addition of Michael B Hart, a businessman from Roberts Creek, British Columbia. Mr. Hart serves on the Board of various public companies and brings much public company experience. Mr. Hart will also serve as the Company’s corporate secretary.

Entourage Mining Ltd. is a precious gemstone and precious metal exploration company trading on the OTC Bulletin Board under the symbol ETGMF. The Company is the largest landholder in the Yukon Territory’s Regal Ridge emerald discovery.

Entourage Mining Ltd.

“Greg Kennedy”

Gregory F. Kennedy
President

Telephone: 778-893-4471	Cell: 250-216-2299	Facsimile: 604-684-7208
Email: info@entouragemining.com